UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K   [ ] Form 20-F   [x] Form 11-K   [ ] Form 10-Q
[ ] Form N-SAR

                                                         SEC FILE NUMBER 0-19231

                                                         CUSIP NUMBER


For Period Ended:          December 31, 2003
                   ----------------------------------

[  ]     Transition Report on Form 10-K
[  ]     Transition Report on Form 20-F
[  ]     Transition Report on Form 11-K
[  ]     Transition Report on Form 10-Q
[  ]     Transition Report on Form N-SAR
For the Transition Period Ended:
                                 --------------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
REDWOOD EMPIRE BANCORP 401(K) PROFIT SHARING PLAN
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Full Name of Registrant

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Former Name if Applicable
111 Santa Rosa Avenue
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Address of Principal Executive Office (Street and Number)
Santa Rosa, California 95404-4905
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City State and Zip Code
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PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [x]

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;




2003 Form 11-K Extension.doc

      (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

In February 2003, the Registrant changed its plan administrator. As a consequence of this change and the conversion of data from the former administrator to the current administrator, some detailed history underlying the Registrant's conversion file was lost, and the current administrator requires additional time to recapture this detail. In addition, the current administrator's vendor provided information regarding Redwood Empire Bancorp common stock and certain mutual funds for the administrator to include in the Registrant's overall plan reports as of an incorrect date. As a result, the administrator has been unable to provide the Registrant with the information necessary for the Registrant to prepare its annual report on Form 11-K for the plan year ended December 31, 2003, and for the Registrant's auditor, Crowe Chizek and Company LLC, to provide its report of independent auditors.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:


    Kim C. McClaran               707                    573-4800
--------------------------  ------------------   ------------------------
        (Name)                 (Area Code)           (Telephone Number)


(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
[x]Yes   [ ] No


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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes   [x] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




2003 Form 11-K Extension.doc

      REDWOOD EMPIRE BANCORP 401(K) PROFIT SHARING PLAN
      -------------------------------------------------
         (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:      June 29, 2004               By:  /s/ Kim C. McClaran
           -------------               -----------------------------
                                       Kim C. McClaran, Chief Financial Officer













2003 Form 11-K Extension.doc

                                                      Form 12b-25(c) Attachment
                                                        Statement of Accountant

                          Crowe Chizek and Company LLC

                                                                  June 28, 2004


Redwood Empire Bancorp
111 Santa Rosa Avenue
Santa Rosa, California 95404-4905

The new third party administrator for the Redwood Empire Bancorp 401(k) Profit Sharing Plan was unable to timely provide Crowe Chizek and Company LLC, the auditor for the Plan, with the information necessary to render an opinion on the Plan's financial statements for the period ended December 31, 2003, within the time necessary to permit the Plan to file its Form 11-K.



                                         /s/ Crowe Chizek and Company LLC

                                         Crowe Chizek and Company LLC











2003 Form 11-K Extension.doc